Exhibit 99.2

MaxsMaking Inc. (the Company) (NASDAQ: MAMK) Proxy form

This proxy form relates to the extraordinary general meeting of shareholders of the Company to be held on September 28, 2026 at 10:00 a.m. (Eastern Time) electronically and any adjournment of it.

Before completing this proxy form, you should read the notice of meeting which accompanies this proxy form (it contains the full text of each separate resolution to be voted on) and the instructions set out below.

Name of shareholder

Address of shareholder

Number and class of shares held

(the Shareholder) is recorded in Company’s register of shareholders as the holder of the number of shares specified above and appoints:

☐	the chairman of the meeting	OR	☐
Name of proxy

Address of proxy

as the Shareholder’s proxy to attend, speak and vote on behalf of the Shareholder at the meeting and at any adjournment of it.

The proxy is directed to vote as follows.

Resolution		For	Against	Abstain
1.

Following the redesignation of all issued Class B shares of US$0.01 par value each in the Company as Class A shares of US$0.01 par value each in the Company on August 25, 2026, the memorandum and articles of association of the Company be amended and restated in their entirety to: (a) remove the Class B shares of US$0.01 par value each in the Company and all rights, provisions and references relating to them; (b) make all consequential amendments to the Company’s memorandum and articles of association arising from their removal; and (c) provide for a single authorised class of shares comprising an unlimited number of Class A shares of US$0.01 par value each, with effect upon registration of the amended and restated memorandum and articles of association of the Company by the British Virgin Islands Registrar of Corporate Affairs.

2.	The proposed continuation of the Company from the British Virgin Islands to the State of Delaware and its domestication as a corporation under the laws of the State of Delaware be and are hereby approved (including for the purposes of satisfying the condition to which the directors’ approval of the continuation is subject), and the directors be authorised to implement the continuation on such terms and at such time as they consider appropriate.

Signature(s)	Date

Capacity (if applicable)

Instructions

General

1.	You may appoint a proxy to exercise your rights to attend, vote and speak at the meeting. Your proxy need not be a shareholder of the Company.

2.	If you complete and submit this proxy form, you can still attend the meeting, and this will not affect the validity of your proxy’s appointment. But if you vote at the meeting, this will revoke your proxy’s appointment.

3.	You must ensure that this proxy form, and any power of attorney or other authority under which it is signed, are delivered to the Company in accordance with the submission instructions below.

Completing this proxy form

4.	You must write all words legibly in CAPITAL LETTERS.

5.	You must initial any change to this proxy form.

6.	For each resolution, you must indicate with an X in the appropriate box how you would like your proxy to vote.

7.	Your proxy may vote (or refrain from voting) as your proxy thinks fit on:

(a)	each resolution in the notice of meeting (and this proxy form) if you do not give your proxy any instructions on how to vote on the resolution in this proxy form; and

(b)	(unless you instruct your proxy otherwise) any other business or resolution (including any amendment to a resolution) that may properly be considered at the meeting or any adjournment of it.

8.	The chairman of the meeting will be taken to be appointed as your proxy unless you write the name and address of another person in the space provided.

9.	This proxy form must be signed by you or your attorney. If you are a body corporate, this proxy form must be executed under seal or signed by a duly authorised officer or attorney.

10.	In the case of joint holders, the name of each joint holder must be written on this proxy but only the senior joint holder must sign it. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of shareholders.

Submitting this proxy form

11.	You must ensure that this proxy form, submitted in hard copy, is delivered to Room 903, Building 2, Kangjian Business Plaza, No. 1288, Zhennan Road Putuo District, Shanghai, China, 200331 (Attention to: Xiaozhong Lin). If submitted in electronic copy, this proxy form must be delivered via www.proxyvote.com before 11:59 p.m. (Eastern Time) on September 27, 2026.